CONFIDENTIAL TREATMENT REQUESTED BY

ADAPTIVE BIOTECHNOLOGIES CORPORATION

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL

TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH

HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

June 4, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:	Sharon Blume, Accounting Branch Chief Justin Dobbie, Legal Branch Chief Andi Carpenter Julie Griffith

Re:	Adaptive Biotechnologies Corporation Draft Registration Statement on Form S-1 Submitted March 29, 2019 CIK No. 0001478320

Ladies and Gentlemen:

We are submitting this letter on behalf of Adaptive Biotechnologies Corporation (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-231838) (the “Registration Statement”), which the Company publicly filed with the Commission on May 30, 2019. Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purposes of this letter are (i) to provide an update to the Staff regarding offering timing considerations and (ii) in order to facilitate the Staff’s review of the Company’s share-based compensation expense and further to the Company’s response to Comment 12 of the Staff’s letter to the Company dated April 25, 2019, to inform the Staff that the Company, in consultation with the representatives of the underwriters in the Company’s initial public offering, determined that the price range for the Company’s common stock is expected to be a [***] range between $[***]

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY

WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

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and $[***] per share (the “Indicative Price Range”). The Company expects that it will narrow the Indicative Price Range to a range within the permissible limits that would be reflected in the preliminary prospectus prior to the commencement of the roadshow. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Timing Considerations

The Company advises the Staff that it anticipates printing its preliminary prospectus as soon as [***], 2019 and commencing its road show, with a target pricing date of [***], 2019. The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Historical Fair Value Determination Methodology

The Company’s discussion of share-based compensation is primarily contained in the sections of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation” and “—Common Stock Valuations,” which appear on pages 103 through 106 of the Registration Statement. The Company’s Board of Directors (the “Board”) has historically determined the fair value of the Company’s common stock using approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

As described on page 105 of the Registration Statement, the Board has historically considered various objective and subjective factors such as independent valuations performed at periodic intervals by an independent third-party valuation firm; the prices, rights, preferences and privileges of the Company’s convertible preferred stock relative to the Company’s common stock; the Company’s operating and financial performance, forecasts and capital resources; current business conditions; the hiring of key personnel; the Company’s stage of commercialization; the status of research and development efforts; the likelihood of achieving a liquidity event for the shares of common stock issuable upon exercise of these stock options, such as an initial public offering or sale of the Company, given prevailing market conditions; any adjustment necessary to recognize a lack of marketability for the Company’s common stock; trends and developments in the Company’s industry; the market performance of comparable publicly traded technology companies; and the U.S. and global economic and capital market conditions.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY

WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

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Determination of Estimated Value

The independent third-party valuations utilize a hybrid methodology that includes a probability-weighted expected return method (“PWERM”) and an option pricing method (“OPM”), which is a highly complex and subjective valuation methodology. Under a PWERM, the fair market value of the common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Within one of those potential outcomes, the OPM is utilized. The OPM treats the rights of the holders of convertible preferred stock and common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Based on the timing and nature of an assumed liquidity event in each scenario, a discount for lack of marketability either is or is not applied to each scenario as appropriate. The independent third-party then probability-weights the value of each expected outcome to arrive at an estimate of fair value per share of common stock.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY

WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

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Stock Awards Since June 1, 2018 and Related Valuations

The table below contains a complete list of all awards of stock options made since June 1, 2018, or twelve months prior to the date of this letter. Note that all grants made during this time were stock option grants.

Award Date	Options Awarded	Grant Date Exercise Price Per Share	Grant Date Fair Value Per Share Used in Black-Scholes Option-Pricing Model	Weighted- Average ASC 718 Fair Value
7/24/2018	271,100	$6.55	$6.55	$4.01
10/1/018	908,000	$6.55	$6.55	$4.02
10/8/2018	11,000	$6.55	$6.55	$4.02
10/15/2018	20,000	$6.55	$6.55	$4.02
2/7/2019	2,150,000	$7.27	$7.80	$4.81
4/23/2019	791,956	$7.80	$9.28*	$6.45
4/24/2019	10,000	$7.80	$9.28*	$6.44
4/29/2019	16,875	$7.80	$9.28*	$6.44
4/30/2019	125,000	$7.80	$9.28*	$6.44
5/6/2019	713,350	$7.80	$9.28*	$6.44
6/3/2019	83,150	$9.62	$9.62*	$6.35

*While the Company’s financial statements for the second quarter of 2019 have not been issued, this is the alternate estimated fair value that the Company expects to use when determining share-based compensation expense.

As disclosed in the Registration Statement, the Company has awarded stock options at exercise prices equal to the fair value of the underlying common stock at the time of award, in each case as determined by the Board on a contemporaneous basis. At each award date, the Board acted in good faith to ensure that all relevant business developments were taken into account when making valuation determinations. For financial reporting purposes, management retroactively evaluates the estimated fair value of the common stock utilizing information known as of the date the Company issues its financial statements (which includes information obtained subsequent to the grant dates) in order to determine share-based compensation expense. In some cases, this has resulted in an estimated fair value that exceeded the fair value determined by the Board, and the Company has recorded its share-based compensation expense based on the higher estimated fair value.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY

WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

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July – October 2018 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained a firm to conduct an independent third-party valuation as of December 12, 2017 (the “December 2017 Valuation”) in determining the $6.55 price per share. This valuation was performed immediately following the Series F-1 preferred stock issuance. The analysis was derived using a 40-60 weighting of a near term initial public offering or merger/acquisition scenario, referred to as a “Fully Diluted” scenario, and a remaining private scenario, referred to as a “Liquidation Preferences” scenario, to arrive at the estimated enterprise value. The “Fully Diluted” scenario assumes all shares of preferred stock convert to shares of common stock, thus there is no benefit to liquidation preferences associated with the shares of preferred stock. The “Liquidation Preferences” scenario utilizes the option methodology and incorporates a discount for lack of marketability to determine per share value. The “Liquidation Preferences” scenario was weighted more than the “Fully Diluted” scenario, given that there were no definitive plans with respect to an exit event. While marketing authorization was granted from the FDA in September 2018 for clonoSEQ, the Company’s first clinical diagnostic product, the Company’s long-term cash projections did not materially change, as the marketing authorization did not result in any immediate reimbursement decisions from public or private payors. Furthermore, the Company had not contemplated any changes to a near term initial public offering as the Company did not yet have reimbursement for clonoSEQ or other material business developments.

Between July 2018 and October 2018, the Board awarded options to purchase 1,210,100 shares of common stock with an exercise price of $6.55 per share. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the December 2017 Valuation, which date followed the Company’s Series F-1 Preferred Stock financing, the lack of material developments in the Company’s business since the date of the December 2017 Valuation that would affect valuation, other relevant business developments, and the other factors discussed above and on page 105 of the Registration Statement.

February 2019 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained a firm to conduct an independent third-party valuation as of December 31, 2018 (the “December 2018 Valuation”) in determining the $7.27 price per share. The analysis was derived using a 50-50 weighting of the “Fully Diluted” and “Liquidation

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY

WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

Division of Corporation Finance June 4, 2019 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY ADAPTIVE BIOTECHNOLOGIES CORPORATION

Preferences” scenarios to arrive at the estimated enterprise value. The increased weighting of the “Fully Diluted” scenario from the December 2017 Valuation reflects the achievement of significant commercial milestones, specifically the Company’s entry into a collaboration agreement with Genentech. This, along with the January 2019 receipt of a coverage decision for the clonoSEQ test from Medicare, led the Company to begin internal assessments of exploring a potential initial public offering; however, the Company had not held an organizational meeting for a potential initial public offering, nor taken other meaningful steps, beyond internal exploration of the opportunity, to pursue an initial public offering. Accordingly, as of the date of the December 2018 Valuation, the Company faced material deal execution, market receptivity, general commercial and market volatility risk with respect to the probability of successfully completing an initial public offering.

On February 7, 2019, the Board awarded options to purchase 2,150,000 shares of common stock with an exercise price of $7.27 per share. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the December 2018 Valuation, the receipt of a coverage decision for the Company’s clonoSEQ test from Medicare, other relevant business developments, and the other factors discussed above and on page 105 of the Registration Statement.

April – May 2019 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained a firm to conduct an independent third-party valuation as of March 31, 2019 (the “March 2019 Valuation”) in determining the $7.80 price per share. The analysis was derived using a 60-40 weighting of the “Fully Diluted” and “Liquidation Preferences” scenarios to arrive at the estimated enterprise value. The increased weighting of the “Fully Diluted” scenario from the December 2018 Valuation reflected additional progress towards the Company’s pursuit of an initial public offering, most notably including the Company holding its organizational meeting in late February 2019 for the proposed initial public offering and the confidential submission of the Company’s initial draft registration statement in late March 2019. Although such additional progress may have reduced deal execution risk associated with an initial public offering, as of the date of the March 2019 Valuation, the Company had not conducted testing the waters meetings and still faced material market receptivity, general commercial and market volatility risks with respect to the probability of successfully completing an initial public offering.

In April and May 2019, the Board awarded options to purchase 1,657,181 shares of common stock with an exercise price of $7.80 per share. In the absence of a public trading market, the Board,

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY

WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

Division of Corporation Finance June 4, 2019 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY ADAPTIVE BIOTECHNOLOGIES CORPORATION

with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the March 2019 Valuation, which valuation reflected those items previously noted, other relevant business developments, and the other factors discussed above and on page 105 of the Registration Statement.

June 2019 Awards

In order to assist the Board in determining the estimated fair value per share of common stock, the Company retained a firm to conduct an independent third-party valuation as of May 29, 2019 (the “May 2019 Valuation”) in determining the $9.62 price per share. The analysis was derived using an 80-20 weighting of the “Fully Diluted” and “Liquidation Preferences” scenarios to arrive at the estimated enterprise value. The increased weighting of the “Fully Diluted” scenario from the March 2019 Valuation reflects positive feedback from the Company’s testing the waters meetings, which reduced market receptivity risk with respect to the probability of successfully completing an initial public offering, and the Company’s continued progress towards its initial public offering, while still accounting for the general commercial and market volatility risk associated with the then-remaining timeline to completion of an initial public offering.

On June 3, 2019, the Board awarded options to purchase 83,150 shares of common stock with an exercise price of $9.62 per share. In the absence of a public trading market, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors in determining the fair value of the common stock in connection with such awards, including the May 2019 Valuation, which valuation reflected the Company’s progress towards closing its initial public offering, other relevant business developments, and the other factors discussed above and on page 105 of the Registration Statement.

NASDAQ Biotechnology Index Comparison and Analysis

To supplement the Company’s analysis of its respective valuations, the Company also considered public company industry performance to assist in the evaluation of the estimated fair value of its common stock. Specifically, the Company considered the NASDAQ Biotechnology Index (the “Index”) as a broader index to reference for its analysis above. The Index performance from July 24, 2018 to June 3, 2019, the earliest and most recent award dates under analysis in

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY

WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

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this letter, was negative 14.4%. The percent change in valuation between the Company’s stock option awards granted July 24, 2018 and those granted June 3, 2019 was 46.9%. While the Index shows negative movement over the time period under analysis, the Company’s increase in valuation reflects continued revenue growth and business progress, offset by forecasted increased losses from increased commercial investments in clonoSEQ and the Company’s technology platform, and ballasted by the decrease in the Index over the time period.

Increase in Value from May 29, 2019 to June 3, 2019

In connection with its efforts to evaluate whether to pursue an initial public offering in the second quarter of 2019, the Company requested that representatives of the managing underwriters provide the Company with an estimated valuation range. On June 3, 2019, the Company, in consultation with the representatives of the underwriters, determined that a [***] price range between $[***] and $[***] per share was expected for the Company’s offering, assuming the offering were to price on or before [***], 2019. At that time, representatives of the underwriters indicated to the Company that the proposed range was subject to fluctuation based on market conditions.

The Company believes that the difference between the Company’s determination of fair value in June 2019 from the anticipated price range results primarily from the following factors:

•

IPO Scenario Probability. The May 29, 2019 third-party valuation report that was used by the Board as part of its determination of the fair value of the Company’s common stock in June 2019 assumed that, although an initial public offering was the most likely outcome for the Company, it was not a certainty because several variables would affect this strategy, including market dynamics. However, the estimated offering price range assumes the successful completion of an initial public offering, resulting in an increased common stock valuation as compared to the Company’s prior valuations.

•

Enhanced Balance Sheet and Financial Resources. The proceeds of a successful initial public offering would strengthen the Company’s balance sheet as a result of increased cash. Additionally, the completion of an initial public offering would provide the Company with access to the public company debt and equity markets.

•

Quantitative vs. Investor Valuations. Valuations obtained by management utilize a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in an initial public offering.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY

WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

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Conclusion

Based on the above discussion, the Company believes that the fair values determined by the Board for the common stock applicable to each stock option award are appropriate and demonstrate the good faith efforts of the Board to consider all relevant factors in determining fair value at each valuation date.

Please direct your questions or comments regarding this letter to the undersigned by telephone to 206-839-4845 or by email to andrew.ledbetter@dlapiper.com.

We and the Company appreciate the Staff’s attention to this matter.

Very truly yours,

DLA Piper LLP (US)

/s/ Andrew D. Ledbetter

Andrew D. Ledbetter

cc:	Chad Robins, Chief Executive Officer
Stacy Taylor, General Counsel
Adaptive Biotechnologies Corporation

Tyler Hollenbeck
Kevin Criddle
DLA Piper LLP (US)

James Evans
Robert Freedman
Amanda Rose
Fenwick & West LLP

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY

WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”